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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
(Amendment No. 2)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ALLEGIANCE TELECOM, INC.
(Name of Subject Company (Issuer))

ALLEGIANCE TELECOM, INC.
(Names of Filing Persons (Offerors))

Certain Options to Purchase Common Stock, par value $.01 per share (Title of Class of Securities)	01747T10 (CUSIP Number of Class of Securities) (Underlying Common Stock)

Mark B. Tresnowski, Esq.
Senior Vice President, General Counsel and Secretary
Allegiance Telecom, Inc.
700 E. Butterfield Rd., Suite 400
Lombard, Illinois 60148
Telephone: (630) 522-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
Gerald T. Nowak, Esq.
Kirkland & Ellis
200 East Randolph Drive, Suite 5400
Chicago, Illinois 60601
(312) 861-2075

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$7,825,846	$720

  *    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,992,565 shares of common stock of Allegiance Telecom, Inc., are exchanged for 3,744,424 shares of Restricted Stock, having an aggregate value of $7,825,846 as of April 24, 2002 (based on the closing price of the common stock of $2.09 on the Nasdaq National Market). The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

**    Previously paid in connection with the filing of Schedule TO by Allegiance Telecom, Inc. on April 26, 2002.

☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    Third-party tender offer subject to Rule 14d-1.

☒    Issuer tender offer subject to Rule 13e-4.

☐    Going-private transaction subject to Rule 13e-3.

☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

Introductory Note

        This is final Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Allegiance Telecom, Inc. with the Securities and Exchange Commission on April 26, 2002 and as amended by Amendment No. 1 thereto filed on May 21, 2002 (as amended, the "Schedule TO"). This reports the final results of our offer to Participants to exchange any or all of such Participant's unexercised options to purchase shares of our common stock, par value $.01 per share, that have an exercise price of $5.50 or greater (excluding outperform stock options) (the "Eligible Options"), that are outstanding under the Allegiance Telecom, Inc. 1998 Stock Incentive Plan, as amended (the "Plan"), for a certain number of restricted shares of our common stock (the "Restricted Stock") to be issued under the Plan. "Participants" mean our current vice presidents (other than city vice presidents), senior vice presidents, executive vice president and board members. Certain stock options granted on October 15, 2001 to our senior vice presidents and executive vice president were not included in this Offer and were not "Eligible Options."

Item 4.    Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended to add the following sentences:

  "The Offer expired at 12:00 midnight, central standard time, on May 31, 2002. Pursuant to the Offer, we accepted for exchange Eligible Options to purchase an aggregate of 4,614,822 shares of our common stock. We will issue 3,461,121 shares of Restricted Stock in exchange for the Eligible Options surrendered and accepted in the offer."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

ALLEGIANCE TELECOM, INC.
/s/ MARK B. TRESNOWSKI Mark B. Tresnowski Senior Vice President, General Counsel & Secretary
Date: June 7, 2002

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Introductory Note
  Item 4. Terms of the Transaction.
SIGNATURE